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NEWS RELEASE
For Immediate Release


                UTILICORP PROPOSES NINE NOMINEES FOR ELECTION TO
                           QUANTA'S BOARD OF DIRECTORS

    CANDIDATES WILL SEEK TO CREATE SIGNIFICANT VALUE FOR QUANTA STOCKHOLDERS


Kansas City, MO, February 22, 2002 - UtiliCorp United Inc. ("UtiliCorp") (NYSE: UCU) announced today that it has provided notice to Quanta Services, Inc. ("Quanta") (NYSE: PWR), as required under Quanta's bylaws, of its intention to nominate nine candidates for election to Quanta's board of directors at Quanta's 2002 annual stockholder meeting. As previously announced, UtiliCorp, which owns approximately 38 percent of the outstanding shares of Quanta common stock (on an as-converted basis), intends to solicit proxies from other Quanta stockholders in favor of its slate. Quanta has not yet set a date for its 2002 annual meeting.

UtiliCorp's slate of director nominees includes three independent nominees who would be qualified to serve as Quanta's Audit Committee under the applicable New York Stock Exchange requirements. The nominees are listed below:

         o Terrence P. Dunn - President and Chief Executive Officer of Dunn Industries, Inc, a construction and program management company that designs and builds institutional, commercial, and industrial projects. Mr. Dunn holds a bachelor's degree in business administration from Rockhurst College and an M.B.A. from the University of Missouri-Kansas City. In addition, he serves as the chairman of the Federal Reserve Bank of Kansas City.

         o Robert K. Green - President and Chief Executive Officer of UtiliCorp and Chairman of Aquila, Inc., UtiliCorp's energy marketing and trading unit. Mr. Green holds a bachelor's degree in engineering from Princeton University and a law degree from Vanderbilt University.

         o Richard C. Kreul - Vice President, Energy Delivery for UtiliCorp's U.S. Networks. Mr. Kreul holds a bachelor's degree and master's degree in Mechanical Engineering from the University of Arkansas.

         o Robert E. Marsh - Partner at Corporate Counsel Group LLP, a law firm based in Kansas City, Missouri. Mr. Marsh is a Chartered Financial Analyst and holds a bachelor's degree in Mechanical Engineering from Wichita State University, a J.D. degree from Northwestern University and an M.B.A. from Northwestern University.

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         o        Edward K. Mills - Senior Vice President of UtiliCorp and
                  President and Chief Operating Officer of Aquila, Inc. Mr. Mills holds a bachelor's degree in English from the University of Texas and an M.B.A. (Finance) from Rice University.

         o R. Paul Perkins - Senior Vice President, Corporate Development of UtiliCorp. Mr. Perkins holds a bachelor's degree in International Relations from the University of North Carolina.

         o Bruce A. Reed - Senior Vice President and General Manager of Aquila Inc.'s Capital Group. Mr. Reed is a graduate of the University of Wisconsin with degrees in civil and environmental engineering and in business administration.

         o Keith G. Stamm - President and Chief Operating Officer of UtiliCorp's Global Networks Group and Chairman of United Energy and UnitedNetworks. Mr. Stamm is certified as a Professional Engineer and has a bachelor's degree in Mechanical Engineering from the University of Missouri and an M.B.A. from Rockhurst College in Kansas City.

         o William H. Starbuck - Professor of Creative Management in the Stern School of Business at New York University. Dr. Starbuck received his M.S. and Ph.D. in industrial administration at Carnegie Institute of Technology, after receiving an A.B. in physics at Harvard. He also received an honorary Ph.D. in social science from Stockholm University.

Keith Stamm, President and Chief Operating Officer of UtiliCorp's Global Networks Group, said "As Quanta's largest stockholder, no one is more disappointed than UtiliCorp with Quanta's poor financial performance. We believe the only course to preserve the value of our investment, and to enhance value for Quanta's other stockholders, is to seek control of the board. Our director nominees, all of whom are experienced business people, are fully committed to acting in the best interests of all Quanta stockholders. UtiliCorp is working closely with Salomon Smith Barney, our financial advisor, to develop a plan designed to create significant value for Quanta stockholders. We are considering a full range of options including, among other things, the initiation of a sale process and a stock repurchase program in the range of 20 to 25 percent of Quanta's outstanding shares."

Quanta's board of directors currently consists of 10 members. As the owner of all of Quanta's Series A Convertible Preferred Stock, UtiliCorp is entitled to elect three directors. The owners of Quanta's limited vote common stock are entitled to elect one director. The remaining six directors are elected by the owners of the Series A Convertible Preferred Stock and the Common Stock, voting together as a single class, approximately 38 percent of which is owned by UtiliCorp. Mr. Dunn has served as a director of Quanta since 2001 and Mr. Green has served as a director of Quanta since 1999. In addition, UtiliCorp has notified Quanta of its intention to appoint Mr. Stamm to the Quanta board of directors to fill the vacancy created by the resignation of James G. Miller (who retired in 2001) as one of the three directors elected exclusively by the owner of the Series A Convertible Preferred Stock; however, Quanta has not recognized such appointment.

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ABOUT UTILICORP
Based in Kansas City, UtiliCorp United is an international electric and gas company with energy customers and operations across the U.S. and in Canada, the United Kingdom, New Zealand, and Australia. Its Aquila subsidiary is one of the largest wholesalers of electricity and natural gas in North America. Aquila also provides wholesale energy services in the U.K. and has a presence in Scandinavia and Germany. At December 31, 2001, UtiliCorp had total assets of approximately $12.0 billion and 12-month sales of $40.4 billion. Additional information is available at www.utilicorp.com.

IMPORTANT INFORMATION
UtiliCorp United Inc. plans to file a proxy statement with the Securities and Exchange Commission relating to UtiliCorp's solicitation of proxies from Quanta Service Inc. stockholders with respect to the Quanta's 2002 annual meeting of stockholders. UTILICORP UNITED INC. ADVISES SECURITY HOLDERS TO READ ITS PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UtiliCorp's proxy statement and other relevant documents will be available for free at www.sec.gov. You may also obtain a free copy of UtiliCorp's proxy statement, when it becomes available, by writing to UtiliCorp United Inc. at 20 West Ninth Street, Kansas City, Missouri 64105 or by contacting Morrow and Co., toll free at 1-800-654-2468. DETAILED INFORMATION REGARDING THE NAMES, AFFILIATIONS AND INTERESTS OF INDIVIDUALS WHO MAY BE DEEMED PARTICIPANTS IN UTILICORP'S SOLICITATION OF PROXIES OF QUANTA'S STOCKHOLDERS ARE AVAILABLE IN THE SOLICITING MATERIALS ON
SCHEDULE 14A BEING FILED BY UTILICORP WITH THE SEC ON FEBRUARY 22, 2002.

INVESTOR CONTACT:                       MEDIA CONTACT:
Ellen Fairchild                         Judith Wilkinson / Eden Abrahams
UtiliCorp United Inc.                   Joele Frank, Wilkinson Brimmer Katcher
(816) 527-1409                          (212) 355-4449


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